UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Swvl Holdings Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8602109

(CUSIP Number)

Ahmed Sabbah

Swvl Holdings Corp.

The Offices 4, One Central

Dubai World Trade Center

Dubai, United Arab Emirates

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001875609

1	NAMES OF REPORTING PERSONS Ahmed Sabbah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Egypt

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,481,815
	9	SOLE DISPOSITIVE POWER 7,481,815
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,481,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13D is filed by Ahmed Sabbah (the “Reporting Person”). The Reporting Person expressly disclaims status as a “group” for the purposes of this Schedule 13D.

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 6, 2022 (the “Schedule 13D”) relating to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Swvl Holdings Corp, a British Virgin Islands limited liability company (formerly known as Pivotal Holdings Corp, the “Issuer”). The address of the principal executive office of the Issuer is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The shares of Class A Ordinary Shares reported herein as beneficially owned by the Reporting Person were acquired in connection with a business combination (the “Business Combination”) contemplated by the Business Combination Agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”) dated as of July 28, 2021, by and among Swvl Inc. (“Legacy Swvl”), Queen’s Gambit Growth Capital, the Issuer, Pivotal Merger Sub Company I, and Pivotal Merger Sub Company II Limited.

Prior to the consummation of the Business Combination, the Reporting Person held 5,000 shares of Legacy Swvl’s ordinary common shares A of no par value. As a result of the Business Combination, all shares of Legacy Swvl’s ordinary common shares A of no par value, including those held by the Reporting Person, were converted into the right to receive shares of Class A Ordinary Shares using an exchange ratio determined in accordance with the Business Combination Agreement. As a result of such conversion, the Reporting Person received an aggregate of 7,549,815 Class A Ordinary Shares.

Subsequent to the Reporting Person’s receipt of 7,549,815 Class A Ordinary Shares, the Reporting Person sold 68,000 shares in open market transactions and, as a result of such sales, currently beneficially owns 7,481,815 Class A Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of shares of Class A Ordinary Shares reported beneficially owned by the Reporting Person is determined in accordance with SEC rules and is based upon 135,125,061 shares of Class A Ordinary Shares outstanding. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A Ordinary Shares issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule. The Reporting Person disclaims beneficial ownership of the securities held by Mahmoud Nouh Mohamed Mohamed Nouh, Mostafa Kandil, DiGame Africa, VNV (Cyprus) Limited, Memphis Equity Ltd., Badia Impact Fund C.V., Blu Stone Ventures 1 Limited, Alcazar Fund 1 SPV 4, Luxor Capital Partners Offshore Master Fund, LP, Luxor Capital Partners, LP, Luxor Wavefront, LP, Lugard Road Capital Master Fund, LP, and any other person from time to time party to the Shareholders Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2022

AHMED SABBAH

By:	/s/ Ahmed Sabbah
Name: Ahmed Sabbah